Exhibit 99.4
LINKTONE LTD.
TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING ORDINARY SHARES OF
LINKTONE LTD.
Please mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
FOLD AND DETACH HERE

PROPOSAL NO. 1: Re-elect two Class I directors as named below to serve until the 2011 Annual General Meeting of Shareholders or until their successors are elected and duly qualified:

	FOR	AGAINST	ABSTAIN

1(a) Thomas Hubbs	☐	☐	☐

1(b) Muliawan Guptha	☐	☐	☐

PROPOSAL NO. 2: Appoint Grant Thornton as independent registered public accountants of Linktone Ltd. for the fiscal year ending December 31, 2008.

	FOR	AGAINST	ABSTAIN

	☐	☐	☐	Mark box at right if you wish to give a discretionary proxy to a person designated by the Company.
Address Change ☐ Mark box and indicate changes/comments below:				PLEASE NOTE: Marking this box voids any other instructions indicated on this card.		☐

				Sign Below	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Linktone Ltd. JPMorgan Chase Bank, N.A., Depositary P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the 2008 Annual General Meeting (the “Meeting”) of Shareholders of Linktone Ltd., (the “Company”) will be held at 10:00 a.m. (Beijing time), on Friday, November 14, 2008, at the Company’s offices, 33/F, Building A, Eagle Run Plaza No. 26, Xiao Yun Road, Chaoyang District, Beijing 100016, People’s Republic of China, for the purposes set forth on the reverse of this card.
If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR, AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Company’s Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m. (Eastern Standard Time), November 10, 2008. Only the registered holders of record as of the close of business on October 3, 2008, will be entitled to execute the attached Voting Instruction Card.
The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record on October 3, 2008, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, in accordance with the instructions given below at the Meeting.
NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card must be returned before 3:00 p.m. (Eastern Standard Time), on November 10, 2008.
For more information regarding the Meeting, including the AGM Notice and Annual Report on Form 20-F, please visit the Company’s website at http://www.linktone.com/corporate_governance/AGM.jsp. If you do not have access to the internet and would like to obtain a hardcopy free of charge, you may do so by calling the toll free number 1-800-990-1135.
JPMorgan Chase Bank, N.A., Depositary
PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
Please see reverse side for Voting Instructions.